Sunnova Energy International Inc.

20 East Greenway Plaza, Suite 475

Houston, Texas 77046

July 22, 2019

BY EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention: Edward M. Kelly

                 Senior Counsel

RE:	Sunnova Energy International Inc.

Registration Statement on Form S-1, as amended

File No. 333-232393

Request for Acceleration of Effective Date

Dear Mr. Kelly:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Sunnova Energy International Inc. (the “Registrant”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 (File No. 333-232393) be accelerated to 4:00 p.m., Eastern Standard Time, on July 24, 2019, or as soon as practicable thereafter. By separate letter, the underwriters of the issuance of the securities being registered have joined in this request for acceleration. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Baker Botts L.L.P., by calling Travis Wofford at (713) 229-1315.

[Signature Page Follows]

20 East Greenway Plaza, Suite 475 Houston, Texas 77046 (281) 985-9904

Sincerely,

SUNNOVA ENERGY INTERNATIONAL INC.

By:	/s/ Walter A. Baker
Name:	Walter A. Baker
Title:	Executive Vice President, Counsel and Secretary

CC:	William J. Berger, Sunnova Energy International Inc.

Robert Lane, Sunnova Energy International Inc.

Travis Wofford, Baker Botts L.L.P.

Joshua Davidson, Baker Botts L.L.P.

David Oelman, Vinson & Elkins L.L.P.

E. Ramey Layne, Vinson & Elkins L.L.P.

Signature Page to Acceleration Request